Exhibit 99.2

Algonquin Power & Utilities Corp. announces dates for 2013 first quarter results release and conference call

OAKVILLE, ON, April 5, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2013 first quarter financial results the afternoon of Thursday, May 9, 2013. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 10, 2013, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, May 10, 2013

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3415.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4612895# from May 10, 2013 until May 29, 2013.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 465,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 15:00e 05-APR-13